File Nos. 333-

811-05222

As filed with the United States Securities and Exchange Commission on July 1, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF

1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS

REGISTERED ON FORM N-8B-2

THRIVENT VARIABLE INSURANCE ACCOUNT C

(Exact name of trust)

THRIVENT FINANCIAL FOR LUTHERANS

(Name of Depositor)

625 Fourth Avenue South, Minneapolis, MN 55425

(Complete address of depositor’s principal executive offices)

Cynthia K. Mueller, 4321 N. Ballard Rd. Appleton, Wisconsin 54919

(Name and complete address of agent for service)

It is proposed that this filing will become effective (check appropriate box)

☐  immediately upon filing pursuant to paragraph (b)

☐  on (date) pursuant to paragraph (b)

☐  60 days after filing pursuant to paragraph (a)(1)

☑  on July 1, 2019

If appropriate, check the following box:

☐  this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of securities being registered: Interests in variable universal life insurance contracts issued through Thrivent Variable Insurance Account C

Approximate date of proposed public offering:

☐  Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement relates to Form S-6 Registration Statement (File No. 033-14399).

EXPLANATORY NOTE

Registrant is filing this initial registration statement (“Registration Statement”) for the purpose of giving effect to certain disclosures and related changes resulting from the dissolution of Thrivent Life Insurance Company (“TLIC”) into Thrivent Financial for Lutherans (“Thrivent Financial”), effective July 1, 2019 (the “Transaction”). As a result of the Transaction, Thrivent Financial became the depositor of TLIC Variable Insurance Account B, which changed its name to Thrivent Variable Insurance Account C.

Pursuant to the SEC staff’s no-action position in its letter to Great-West Life & Annuity Insurance Co., SEC Staff No-Action Letter (Oct. 23, 1990), concerning annual update requirements for inactive contracts, Registrant does not intend to file annual post-effective amendments to update this Registration Statement.

Part I of this Registration Statement consists of (1) the prospectus, as supplemented, contained in Form S-6 Registration (File Nos. 033-14399 and 811-05222), which is incorporated herein by reference, (2) a Prospectus Supplement, dated July 1, 2019, which is filed herewith, and (3) audited financial statements of Thrivent Financial and Thrivent Variable Insurance Account C.

THRIVENT VARIABLE LIFE INSURANCE ACCOUNT C

(formerly TLIC Variable Insurance Account B)

[Single Premium Variable Life Insurance]

Supplement dated July 1, 2019, to the Prospectus dated April 30, 1993, as supplemented

This supplement updates certain information contained in the above-referenced prospectus for variable universal life contracts (“Contracts”) formerly issued by Thrivent Life Insurance Company (“TLIC”) which was previously known as Lutheran Brotherhood Variable Insurance Products Company (“LBVIP”). Please read it and keep it together with your prospectus, as supplemented, for future reference. Capitalized terms have the same meaning as those included in the prospectus, unless otherwise defined.

Dissolution of Thrivent Life Insurance Company (“TLIC”)

On July 1, 2019, TLIC dissolved into its parent company, Thrivent Financial for Lutherans (“Thrivent Financial”) (the “Transaction”). As a result of the Transaction, Thrivent Financial became the depositor of TLIC Variable Insurance Account B, which changed its name to Thrivent Variable Life Insurance Account C.

On the date of the Transaction, Thrivent Financial acquired all of TLIC’s assets, including the assets of TLIC Variable Insurance Account B (now known as Thrivent Variable Life Insurance Account C) through which the Contracts were issued. Thrivent Financial also became responsible for all of TLIC’s liabilities and obligations, including those created under the Contracts. The Transaction did not affect the terms of, or the rights and obligations under, the Contracts, except to change the company that provides your Policy benefits from TLIC to Thrivent Financial. The Transaction did not result in any adverse tax consequences for any Policy owners.

The Contracts will now be administered by Thrivent Financial through its Service Center, 4321 North Ballard Road, Appleton, WI 54919-0001, Telephone: (800) 847-4836, E-mail: mail@thrivent.com.

The Contracts are no longer offered for sale.

Change in the Name of TLIC and LBVIP

Effective July 1, 2019, all references to LBVIP and TLIC are replaced with Thrivent Financial.

Change in Name of TLIC Variable Insurance Account B:

Effective July 1, 2019, all references to Variable Insurance Account B in the Prospectus are deleted and replaced with Thrivent Variable Life Insurance Account C.

THE FOLLOWING INFORMATION REPLACES THE SECTION OF THE PROSPECTUS TITLED “LBVIP AND LUTHERAN BROTHERHOOD”.

Thrivent Financial:

Thrivent Financial is a not-for-profit financial services membership organization of Christians helping our members achieve financial security and give back to their communities. We were organized in

1902 as a fraternal benefit society under Wisconsin law, and comply with Internal Revenue Code Section 501(c)(8). We are licensed to sell insurance in all states and the District of Columbia. For more information, visit Thrivent.com.

THE FOLLOWING INFORMATION REPLACES THE SECTION OF THE PROSPECTUS TITLED “THE VARIABLE ACCOUNT”.

The Variable Account:

The Variable Account meets the definition of a “separate account” under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). This registration does not involve supervision by the SEC of the management or investment contracts or practices of the Variable Account.

We own the assets of the Variable Account, and we are not a trustee with respect to such assets. However, the Minnesota laws under which the Variable Account is operated provide that the Variable Account shall not be chargeable with liabilities arising out of any other business we may conduct. The Variable Account will be fully funded at all times for the purposes of federal securities laws. We may transfer to our General Account assets of the Variable Account which exceed the reserves and other liabilities of the Variable Account.

Income and realized and unrealized gains and losses from each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. We may accumulate in the Variable Account the charge for expense and mortality risk, mortality gains and losses and investment results applicable to those assets that are in excess of net assets supporting the Contracts.

THE FOLLOWING INFORMATION IS INSERTED IN THE SECTION OF THE PROSPECTUS TITLED “OTHER PROVISIONS”

Maintenance of Solvency:

The maintenance of solvency provision is a legal requirement of a fraternal benefit society. This provision is only invoked in the event the reserves of a fraternal benefit society become impaired. If our reserves become impaired, the member may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. The maintenance of solvency provision does not apply to money in the variable account.

Premium Tax:

All references to Premium Tax in the Prospectus are no longer applicable.

THE FOLLOWING INFORMATION REPLACES THE SECTION OF THE PROSPECTUS TITLED “FINANCIAL STATEMENTS”

Financial Statements

The Financial statements of Thrivent Financial for Lutherans and Thrivent Variable Insurance Account C. Thrivent Variable Insurance Account C was previously known as TLIC Variable Insurance Account B.

Thrivent Financial for Lutherans hereby represents that the fees and charges deducted in the contract described in this registration statement, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Thrivent Financial for Lutherans.

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the following papers and documents:

The facing sheet.

The Supplement.

The Prospectus dated April 30, 1993, incorporated herein by reference (File No. 033-14399), as supplemented.

The signatures.

The following exhibits:

1.	The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-
2:

A. (1) Resolutions of the Board of Directions of Lutheran Brotherhood Variable Insurance Products Company (“LBVIP”) establishing the LBVIP Variable Insurance Account II (“the Account”). Incorporated herein by reference to Exhibit 1.A.(1) to Registrant’s Registration Statement filed May 1st, 1987 (File No. 033-14399).

(2) Not Applicable

(3)

(a) Distribution Agreement between Lutheran Brotherhood Securities Corp. (“LBSC”) and LBVIP. Incorporated herein by reference to Exhibit 1.A.(3)(a) to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement filed September 24, 1987 (File No. 033-14399).

(b) Form of Agreement between LBSC and agents with respect to the sale of the Contracts. Incorporated herein by reference to Exhibit 1.A.(3)(b) to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement filed September 24, 1987 (file No. 033-14399).

(c) Schedules of sales commissions. Incorporated herein by reference to Exhibit 1.A.(3)(c) to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement Filed September 24, 1987 (File No. 033-14399).

(4) Service Agreement between Lutheran Brotherhood and LBVIP. Incorporated herein by reference to Exhibit 1.A.(4) to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement filed September 24, 1987 (File No. 033-14399).

(5) Form of Contract. Incorporated herein by reference to Exhibit 1.A.(5) to Registrant’s Registration Statement filed May 1st, 1987 (File No. 033-14399).

(6)	(a) Articles of Incorporation of LBVIP. Incorporated herein by reference to Exhibit 1.A.(6)(a) to Registrant’s Registration Statement filed May 1st, 1987 (File No. 033-14399).

(b) Bylaws of LBVIP. Incorporated herein by reference to Exhibit 1.A.(6)(b) to Registrant’s Registration Statement filed May 1, 1987 (File No. 033-14399).

(7) Not Applicable

(8) Distribution Agreement between LBVIP and LBSC. Incorporated herein by Reference to Exhibit 1.A.(3)(a) to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement filed September 24, 1987 (File No. 033-14399)

(9) Not Applicable

(10) Contract Application Form. Incorporated herein by reference to Exhibit 1.A.(10) to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement filed September 24th, 1987 (File No. 033-14399).

2.	Sample of Contract. Incorporated herein by reference to Exhibit 1.A.(5) to Registrant’s Registration Statement filed May 1, 1987 (File No. 033-14399).

3(a).	Opinion and Consent of Counsel. Incorporated herein by reference to Exhibit 3 to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement filed September 24, 1987 (File No. 033-14399).

3(b).	Filed herewith.

4.	None.

5.	Not Applicable

6.	Actuarial Opinion and Consent. Incorporated herein by reference to Exhibit 6 to the Post-Effective Amendment No. 11 to Registrant’s Registration Statement filed April 30, 1993 (File No. 033-14399).

7.

Actuarial basis of accumulated value adjustment pursuant to Rule 6-e2(b)(13)(v)(B) under the 1940 Act. Incorporated herein by reference to Exhibit 7 to Registrant’s Registration Statement filed May 1, 1987 (File No. 033-14399).

8.	Procedures Memorandum pursuant to Rule 6e-2(b)(12)(ii) under the 1940 Act. Incorporated herein by reference to Exhibit 8 to Registrant’s Registration Statement filed May 1, 1987 (File No. 033-14399).

9.	Accountants Consent (filed herewith).

10.	Faegre & Benson Consent. Incorporated herein by reference to Exhibit 10 to the Post-Effective Amendment No. 11 to Registrant’s Registration Statement filed April 30th, 1993 (File No. 033-14399).

11.	Post-Effective Amendment No. 20 to the registration statement of Registrant, Registration Number 333-89488, filed on April 29, 2016.

Report of Independent Auditors

To the Board of Directors of Thrivent Financial for Lutherans:

We have audited the accompanying statutory financial statements of Thrivent Financial for Lutherans, which comprise the statutory statements of assets, liabilities and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations, surplus and of cash flow for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Statutory Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 12 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Report of Independent Auditors, continued

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance described in Note 1.

February 18, 2019

Thrivent Financial for Lutherans

Statutory-Basis Statements of Assets, Liabilities and Surplus

As of December 31, 2018 and 2017

(in millions)

	2018	2017
Admitted Assets
Bonds	$43,283	$43,291
Stocks	2,382	2,141
Mortgage loans	8,999	8,202
Real estate	65	59
Cash, cash equivalents and short-term investments	1,430	1,573
Contract loans	1,159	1,161
Receivables for securities	85	49
Limited partnerships	3,844	3,197
Other invested assets	194	204

Total cash and invested assets	61,441	59,877

Accrued investment income	436	432
Due premiums and considerations	119	121
Other assets	45	47
Assets held in separate accounts	28,468	30,492

Total Admitted Assets	$90,509	$90,969

Liabilities
Aggregate reserves for life, annuity and health contracts	$46,074	$45,380
Deposit liabilities	3,543	3,421
Contract claims	329	338
Dividends due in following calendar year	325	320
Interest maintenance reserve	471	491
Asset valuation reserve	1,367	1,217
Transfers due from separate account	(486)	(582)
Payable for securities	376	556
Securities lending obligation	243	365
Other liabilities	710	746
Liabilities related to separate accounts	28,427	30,448

Total Liabilities	81,379	82,700
Surplus
Unassigned funds	9,088	8,268
Other surplus	42	1

Total Surplus	9,130	8,269

Total Liabilities and Surplus	$90,509	$90,969

The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans

Statutory-Basis Statements of Operations

For the Years Ended December 31, 2018, 2017, and 2016

(in millions)

	2018	2017	2016
Revenues
Premiums	$4,981	$5,021	$5,451
Considerations for supplementary contracts with life contingencies	134	113	78
Net investment income	2,713	2,709	2,768
Separate account fees	683	649	580
Amortization of interest maintenance reserve	161	130	118
Other revenues	40	46	48

Total Revenues	8,712	8,668	9,043

Benefits and Expenses
Death benefits	1,101	1,029	1,005
Surrender benefits	2,677	2,317	1,928
Change in reserves	693	1,441	1,712
Other benefits	1,648	1,504	1,414

Total benefits	6,119	6,291	6,059

Commissions	271	270	286
General insurance expenses	734	682	637
Fraternal benefits and expenses	200	180	173
Transfers to (from) separate accounts, net	4	483	902

Total expenses and net transfers	1,209	1,615	1,998

Total Benefits and Expenses	7,328	7,906	8,057

Gain from Operations before Dividends and Capital Gains and Losses	1,384	762	986

Dividends	324	319	315

Gain from Operations before Capital Gains and Losses	1,060	443	671

Realized capital gains (losses), net	146	74	(115)

Net Income	$1,206	$517	$556

The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans

Statutory-Basis Statements of Surplus

For the Years Ended December 31, 2018, 2017 and 2016

(in millions)

	2018	2017	2016
Surplus, Beginning of Year	$8,269	$7,726	$7,127
Net income	1,206	517	556
Change in unrealized investment gains and losses	(260)	85	68
Change in non-admitted assets	8	(11)	(6)
Change in asset valuation reserve	(150)	(118)	(99)
Change in surplus of separate account	(3)	(3)	(6)
Reserve Adjustment	—	84	—
Corporate home office building sale	42	—	—
Pension liability adjustment	18	(11)	86

Surplus, End of Year	$9,130	$8,269	$7,726

The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans

Statutory-Basis Statements of Cash Flow

For the Years Ended December 31, 2018, 2017, and 2016

(in millions)

	2018	2017	2016
Cash from Operations
Premiums	$5,116	$5,133	$5,523
Net investment income	2,363	2,316	2,289
Other revenues	722	695	625

	8,201	8,144	8,437
Benefit- and loss-related payments	(5,323)	(4,696)	(4,214)
Transfers to separate account, net	93	(498)	(923)
Commissions and expenses	(1,205)	(1,118)	(1,065)
Dividends	(319)	(317)	(311)

Net Cash from Operations	1,447	1,515	1,924

Cash from Investments
Proceeds from investments sold, matured or repaid:
Bonds	7,392	7,919	6,870
Stocks	1,276	1,027	923
Mortgage loans	775	823	809
Other	820	834	884

	10,263	10,603	9,486

Cost of investments acquired or originated:
Bonds	(7,518)	(8,939)	(8,841)
Stocks	(1,648)	(1,189)	(1,008)
Mortgage loans	(1,575)	(1,253)	(1,034)
Other	(1,033)	(764)	(745)

	(11,774)	(12,145)	(11,628)

Transactions under mortgage dollar roll program, net	168	(204)	598
Change in net amounts due to/from broker	(215)	193	(651)
Change in collateral held for securities lending	(122)	(158)	138
Change in contract loans	3	3	6

Net Cash from Investments	(1,677)	(1,708)	(2,051)

Cash from Financing and Miscellaneous Sources
Net deposits (payments) on deposit-type contracts	9	37	57
Other	78	(2)	(7)

Net Cash from Financing and Miscellaneous Sources	87	35	50

Net Change in Cash, Cash Equivalents and Short-Term Investments	(143)	(158)	(77)
Cash, Cash Equivalents and Short-Term Investments, Beginning of Year	1,573	1,731	1,808

Cash, Cash Equivalents and Short-Term Investments, End of Year	$1,430	$1,573	$1,731

Supplemental information:
Non-cash investing activities not included above
Mortgage Loan Refinancing	$91	$145	$143

The accompanying notes are an integral part of these statutory-basis financial statements.

Thrivent Financial for Lutherans

Notes to Statutory-Basis Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Financial for Lutherans (“Thrivent Financial”) is a fraternal benefit society that provides to its members life insurance, retirement products, disability income and long-term care insurance, as well as Medicare supplement insurance. Thrivent Financial is licensed to conduct business throughout the United States and distributes its products to its members primarily through a network of career financial representatives. Thrivent Financial also offers its members additional related financial products and services, such as investment funds and trust services, through its subsidiaries and affiliates.

Significant Accounting Principles

The accompanying statutory-basis financial statements have been prepared in accordance with statutory accounting practices (“SAP”) prescribed by the State of Wisconsin Office of the Commissioner of Insurance.

Use of Estimates

The preparation of statutory-basis financial statements in conformity with SAP requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. The more significant estimates involve those relating to fair values of investments, reserves for life, health and annuity contracts, and pension and other retirement benefit liabilities. Actual results could differ from those estimates.

The significant accounting practices used in preparation of the statutory-basis financial statements are summarized as follows:

Investments

Bonds:  Bonds are generally carried at amortized cost, depending on the nature of the security and as prescribed by National Association of Insurance Commissioners (“NAIC”) guidelines. Discounts or premiums on bonds are amortized over the term of the securities using the modified scientific method. Discounts or premiums on loan-backed and structured securities are amortized over the term of the securities using the modified scientific method, adjusted to reflect anticipated pre-payment patterns. Interest income is recognized when earned.

Thrivent Financial uses a mortgage dollar roll program to enhance the yield on its mortgage-backed security (“MBS”) portfolio. MBS dollar rolls are transactions whereby Thrivent Financial sells an MBS to a counterparty and subsequently enters into a commitment to purchase another security at a later date. Thrivent Financial’s mortgage dollar roll program generally includes a series of MBS dollar rolls extending for more than a year. Thrivent Financial had $252 million and $420 million in the mortgage dollar roll program as of December 31, 2018 and 2017, respectively.

Stocks:  Preferred stocks are generally carried at amortized cost. Common stocks of unaffiliated companies are stated at fair value. Common stocks of unconsolidated subsidiaries and affiliates are carried on their statutory equity basis. Investments in affiliated mutual funds are carried at net asset value (“NAV”).

Thrivent Financial for Lutherans

Notes to Statutory-Basis Financial Statements, continued

1. Nature of Operations and Significant Accounting Policies, continued

Mortgage loans:  Mortgage loans are generally carried at their unpaid principal balances less valuation adjustments. Interest income is accrued on the unpaid principal balance using the loan’s contractual interest rate. Discounts or premiums are amortized over the term of the loans using the effective interest method. Interest income and amortization of premiums and discounts are recorded as a component of net investment income along with prepayment fees and mortgage loan fees.

Real estate:  Home office real estate is valued at original cost plus capital expenditures less accumulated depreciation and encumbrances. Depreciation expense is determined using the straight-line method over the estimated useful lives of the properties. Real estate expected to be disposed of is carried at the lower of cost or fair value, less estimated costs to sell.

Cash, cash equivalents and short-term investments:  in cash and cash equivalents are demand deposits and highly liquid investments purchased with an original maturity of three months or less, which are carried at amortized cost. Also included in cash equivalents are investments in money market mutual funds, which are carried at fair value. Short-term investments have contractual maturities of one year or less at the time of acquisition. Included in short-term investments are investments in commercial paper and agency notes, which are carried at amortized cost.

Contract loans:  Contract loans are generally carried at their aggregate unpaid balances. Contract loans are collateralized by the cash surrender value of the associated insurance contracts.

Limited partnerships:  Limited partnerships consist primarily of equity limited partnerships, which are valued on the underlying audited U.S. generally accepted accounting principles (“GAAP’’) equity of the investee. Income is recognized on distributions received that are not in excess of undistributed earnings.

Other invested assets:  Other invested assets include derivative instruments, real estate joint ventures, surplus notes and Thrivent Financial’s investment interest in Thrivent Education Funding, LLC (TEF). Derivatives are primarily carried at fair value. Real estate joint ventures are valued on the underlying audited equity of the investee. Surplus notes are carried at amortized cost. TEF is a wholly owned affiliate of Thrivent Financial and is valued based on GAAP equity.

Securities lending:  Securities loaned under Thrivent Financial’s securities lending agreement are carried in the Statutory-Basis Statements of Assets, Liabilities and Surplus at amortized cost or fair value, depending on the nature of the security and as prescribed by NAIC guidelines. Thrivent Financial generally receives cash collateral in an amount that is in excess of the market value of the securities loaned, and the cash collateral is invested in highly-liquid, highly-rated securities which are included in bonds and cash, cash equivalents and short-term investments on the Statutory-Basis Statements of Assets, Liabilities and Surplus. A liability is also recognized for the amount of the collateral. Market values of securities loaned and corresponding collateral are monitored daily, and additional collateral is obtained as necessary. Thrivent Financial requires a minimum level of collateral to be held for loaned securities. Thrivent Financial presents securities lending agreements on a gross basis in the statutory-basis financial statements.

Offsetting assets and liabilities:  Thrivent Financial presents securities lending agreements and derivatives on a gross basis in the statutory-basis financial statements.

Unrealized investment gains and losses:  Unrealized investment gains and losses include changes in fair value of bonds, unaffiliated stocks, affiliated common stocks, affiliated mutual funds, and other invested assets and are accounted for as a direct increase or decrease of surplus.

Thrivent Financial for Lutherans

Notes to Statutory-Basis Financial Statements, continued

1. Nature of Operations and Significant Accounting Policies, continued

Realized capital gains and losses:  Realized capital gains and losses on sales of investments are determined using the specific identification method for bonds and average cost method for stocks.

Thrivent Financial periodically reviews its security portfolios and evaluates those securities where the current fair value is less than amortized cost for indicators that the decline in value is other-than-temporary. This review includes an evaluation of each security issuer’s creditworthiness, such as its ability to generate operating cash flow and remain current on all debt obligations, as well as any changes in its credit ratings from third party agencies. Other factors include the severity and duration of the impairment, Thrivent Financial’s ability to collect all amounts due according to the contractual terms of the debt security, and Thrivent Financial’s ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in the market.

The potential need to sell securities in an unrealized loss position which have no other indications of other-than-temporary impairment is evaluated based on the current market environment, near-term and long-term asset liability management strategies and target allocation strategies for various asset classes. Generally, Thrivent Financial has the ability and intent to hold securities in an unrealized loss position for a period of time sufficient for the security to recover in value. Investments that are determined to be other-than-temporarily impaired are written down, primarily to fair value, and the write-down is included in realized capital gains and losses in the Statutory-Basis Statements of Operations. If, in response to changed conditions in the capital markets, Thrivent Financial decides to sell a security in an unrealized loss position, a realized loss is recognized in the period that the decision is made to sell that security.

Certain realized capital gains and losses on bonds sold prior to their maturity are transferred to the interest maintenance reserve.

Interest maintenance reserve:  Thrivent Financial is required by the NAIC to maintain an interest maintenance reserve (“IMR”). The IMR is primarily used to defer certain realized capital gains and losses on fixed income investments. Net realized capital gains and losses deferred to IMR are amortized into investment income over the estimated remaining term to maturity of the investment sold.

Fair value of financial instruments:   estimating the fair values for financial instruments, the amount of observable and unobservable inputs used to determine fair value is taken into consideration. Each of the financial instruments has been classified into one of three categories based on that evaluation. A Level 1 financial instrument is valued using quoted prices for identical assets in active markets that are accessible. A Level 2 financial instrument is valued based on quoted prices for similar instruments in active markets that are accessible, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations where the significant value driver inputs are observable. A Level 3 financial instrument is valued using significant value driver inputs that are unobservable.

Separate Accounts

Separate account assets and liabilities reported in the accompanying Statutory-Basis Statements of Assets, Liabilities and Surplus represent funds that are separately administered for variable annuity and variable life contracts, and for which the contractholder, rather than Thrivent Financial, bears the investment risk. Fees charged on separate account contractholder account value, include mortality and expense charges, rider fees, and advisor fees and are recognized when due. Separate account assets, which consist of investment funds, are carried at fair value based on published market prices. Separate account liability values are not guaranteed to the contractholder; however, general account reserves include provisions for the guaranteed minimum death and

Thrivent Financial for Lutherans

Notes to Statutory-Basis Financial Statements, continued

1. Nature of Operations and Significant Accounting Policies, continued

living benefits contained in the contracts. Reserve assumptions for these benefits are discussed in the section Aggregate Reserves for Life, Annuity and Health Contracts.

Aggregate Reserves for Life, Annuity and Health Contracts

Reserves for life insurance contracts are calculated using primarily the Commissioners’ Reserve Valuation Method generally based upon the 1941, 1958, 1980, 2001, and 2017 Commissioners’ Standard Ordinary and American Experience Mortality Tables with assumed interest rates ranging from 2.5% to 5.5%. Reserves on Contracts issued on a substandard basis are valued using the valuation mortality rates for the substandard rating.

Reserves for fixed annuities, supplementary contracts with life contingencies and other benefits are computed using recognized and accepted mortality tables and methods, which equal or exceed the minimum reserves calculated under the Commissioners’ Annuity Reserve Valuation Method. Fixed indexed annuity reserves are calculated according to the Black-Scholes Projection Method described in Actuarial Guideline 35. Reserves for variable annuities are computed using the methods and assumptions specified in Actuarial Guidelines 43 and VM-21, including assumptions for guaranteed minimum death benefits and living benefits.

Accident and health contract reserves are generally calculated using the two-year preliminary term, one-year preliminary term and the net level premium methods based upon various morbidity tables. In addition, for long-term care and disability income products, a premium deficiency reserve is held to the extent future premiums and current reserves are less than the value of future expected claim payments and expenses.

The reserve assumptions inherent in these approaches are designed to be sufficient to provide for all contractual benefits. Thrivent Financial waives deduction of deferred fractional premiums upon the death of insureds and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

During 2017, Thrivent Financial recorded an adjustment to its reserves for life contracts totaling $84 million. The adjustment corrected an overstatement of the reserve connected with waivers on the Term Life products. The adjustment was recorded directly to surplus and the impact to previous years gain from operations was not significant.

Deposit Liabilities

Deposit liabilities have been established on certain annuity and supplemental contracts that do not subject Thrivent Financial to mortality and morbidity risk. Changes in future benefits on these deposit-type contracts are classified as deposit-type transactions and thereby excluded from net additions to contract reserves.

Contract Claims Liabilities

Claim liabilities are established in amounts estimated to cover incurred claims. These liabilities are based on individual case estimates for reported claims and estimates of unreported claims based on past experience.

Asset Valuation Reserve

Thrivent Financial is required to maintain an asset valuation reserve (“AVR”), which is a liability calculated using a formula prescribed by the NAIC. The AVR is a general provision for future potential losses in the value

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Notes to Statutory-Basis Financial Statements, continued

1. Nature of Operations and Significant Accounting Policies, continued

of investments, unrelated to changes in interest rates. Increases or decreases in the AVR are reported as direct adjustments to surplus in the Statutory-Basis Statements of Surplus.

Premiums and Considerations

Traditional life insurance premiums are recognized as revenue when due. Variable life, universal life, annuity premiums and considerations of supplemental contracts with life contingencies are recognized when received. Health insurance premiums are earned pro rata over the terms of the policies.

Fraternal Benefits and Expenses

Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits and expenses related to Thrivent Financial’s fraternal character. This includes items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of issues, church grants and costs necessary to maintain Thrivent Financial’s fraternal branch system. Thrivent Financial conducts its fraternal activities primarily through its lodge system where members participate in locally sponsored fraternal activities.

Dividends to Members

Thrivent Financial’s insurance products are participating in nature. Dividends on these policies to be paid to members in the subsequent 12 months are reflected in the Statutory-Basis Statements of Operations for the current year. The majority of life insurance contracts receive dividends. Dividends are not currently being paid on most health insurance and annuity contracts. Dividend scales are approved annually by Thrivent Financial’s Board of Directors.

Income Taxes

Thrivent Financial, as a fraternal benefit society, qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, income earned by Thrivent Financial is generally exempt from taxation; therefore, no provision for income taxes has been recorded.

New Accounting Guidance

In 2018, Thrivent Financial adopted changes to SSAP No. 86 (Derivatives), which clarifies that amounts received or paid to adjust variation margin on derivative contracts that are both cleared and settled on an exchange should be recognized as unrealized gains or losses. The new guidance is applied prospectively and did not have a material impact to Thrivent Financial’s financial statements.

In 2018, Thrivent Financial adopted changes to SSAP No. 103R (Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which clarifies what is to be included in the wash sale disclosure and that the disclosure shall be in the financial statements for the period in which the security is sold. The new guidance is applied prospectively and did not have a material impact to Thrivent Financial’s financial statements.

In 2018, Thrivent Financial adopted changes to SSAP No. 92 (Post Retirement Benefits Other Than Pensions) and SSAP No. 102 (Pensions), which removes the level 3 fair value reconciliation disclosure for pension and other post-retirement plan assets. The new guidance is applied prospectively and did not have a material impact to Thrivent Financial’s financial statements.

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Notes to Statutory-Basis Financial Statements, continued

1. Nature of Operations and Significant Accounting Policies, continued

Subsequent Events

Thrivent Financial evaluated events or transactions that may have occurred after the Statutory-Basis Statements of Assets, Liabilities and Surplus date for potential recognition or disclosure through February 18, 2019, the date the statutory-basis financial statements were available to be issued. There were no subsequent events or transactions which required recognition or disclosure.

2. Investments

Bonds

The admitted value and fair value of Thrivent Financial’s investment in bonds are summarized below (in millions).

		Gross Unrealized
	Admitted Value	Gains	Losses	Fair Value
December 31, 2018
U.S. government and agency securities	$1,556	$38	$12	$1,582
U.S. state and political subdivision securities	104	33	—	137
Securities issued by foreign governments	102	3	1	103
Corporate debt securities	32,063	983	923	32,125
Residential mortgage-backed securities	6,912	26	148	6,790
Commercial mortgage-backed securities	2,077	8	40	2,045
Collateralized debt obligations	3	11	—	14
Other debt obligations	441	1	8	434
Affiliated Bonds	25	—	—	25

Total bonds	$43,283	$1,103	$1,132	$43,255

December 31, 2017
U.S. government and agency securities	$2,458	$72	$7	$2,523
U.S. state and political subdivision securities	105	42	—	147
Securities issued by foreign governments	107	5	—	112
Corporate debt securities	30,976	2,361	167	33,170
Residential mortgage-backed securities	7,434	79	54	7,459
Commercial mortgage-backed securities	1,786	16	17	1,785
Collateralized debt obligations	3	11	—	14
Other debt obligations	422	3	3	422

Total bonds	$43,291	$2,589	$248	$45,632

The admitted value of corporate debt securities issued in foreign currencies was $546 million and $434 million as of December 31, 2018 and 2017, respectively.

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2. Investments, continued

The admitted value and fair value of bonds, short-term investments and certain cash equivalents by contractual maturity are shown below (in millions). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Admitted Value	Fair Value
December 31, 2018
Due in one year or less	$2,376	$2,402
Due after one year through five years	9,470	9,457
Due after five years through ten years	13,632	13,284
Due after ten years	19,175	19,482

Total	$44,653	$44,625

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual bonds have been in a continuous unrealized loss position (dollars in millions). Certain amounts as of December 31, 2017 below have been revised to correct the prior period disclosure.

	Less than 12 Months			12 Months or More
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
December 31, 2018
U.S. government and agency securities	17	$537	$7	4	$187	$5
U.S. state and political subdivision securities	—	—	—	—	—	—
Securities issued by foreign governments	—	—	—	2	24	1
Corporate debt securities	1,945	15,979	719	307	2,576	204
Residential mortgage-backed securities	124	3,078	64	100	2,043	84
Commercial mortgage-backed securities	87	930	17	57	518	23
Collateralized debt obligations	—	—	—	2	—	—
Other debt obligations	68	233	6	28	112	2

Total bonds	2,241	$20,757	$813	500	$5,460	$319

December 31, 2017
U.S. government and agency securities	20	$873	$5	3	$55	$2
U.S. state and political subdivision securities	—	—	—	—	—	—
Securities issued by foreign governments	2	24	—	—	—	—
Corporate debt securities	350	3,278	98	197	1,744	69
Residential mortgage-backed securities	80	2,571	15	79	1,767	39
Commercial mortgage-backed securities	52	489	4	46	408	13
Collateralized debt obligations	—	—	—	2	—	—
Other debt obligations	74	287	2	23	85	1

Total bonds	578	$7,522	$124	350	$4,059	$124

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2. Investments, continued

Based on Thrivent Financial’s current evaluation of its securities in accordance with its impairment policy, a determination was made that the declines in the securities summarized above are temporary in nature.

As of December 31, 2018, Thrivent Financial held the following structured notes (in millions) as defined by the NAIC Securities Valuation Office. The structured notes below are included in U.S. government and agency securities. No investments held as of December 31, 2018 are considered mortgage-referenced securities.

CUSIP	Actual Cost	Fair Value	Book/Adjusted Carrying Value
912810QF8	$5	$7	$6
9128283R9	25	24	25
912828B25	25	27	27
912828H45	15	15	16
912828N71	26	26	26
912828NM8	27	30	30
912828QV5	81	83	86
912828UH1	27	28	29
912828V49	25	25	25

	$256	$265	$270

Stocks

The cost and fair value of Thrivent Financial’s investment in stocks as of December 31 are presented below (in millions). Certain prior year amounts have been reclassified to conform to the current year presentation.

	2018	2017
Unaffiliated preferred stocks:
Cost/statement value	$206	$157
Gross unrealized gains	120	130
Gross unrealized losses	(5)	(1)

Fair value	$321	$286

Unaffiliated common stocks:
Cost	$1,372	$1,046
Gross unrealized gains	177	329
Gross unrealized losses	(105)	(13)

Fair value/statement value	$1,444	$1,362

Affiliated common stocks:
Cost	$179	$255
Gross unrealized gains	161	64
Gross unrealized losses	—	—

Fair value/statement value	$340	$319

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Notes to Statutory-Basis Financial Statements, continued

2. Investments, continued

	2018	2017
Affiliated mutual funds:
Cost	$426	$277
Gross unrealized gains	3	26
Gross unrealized losses	(37)	—

Fair value/statement value	$392	$303

Total statement value	$2,382	$2,141

Mortgage Loans

The age analysis of mortgage loans as of December 31 was as follows (in millions):

	2018	2017
Current	$8,995	$8,193
30 – 59 days past due	2	2
60 – 89 days past due	1	5
90 – 179 days past due	—	2
180+ days past due	1	—

Total mortgage loans	$8,999	$8,202

180+ Days Past Due and Accruing Interest:
Investment	$1	$—
Interest accrued	—	—
90 – 179 Days Past Due and Accruing Interest:
Investment	—	2
Interest Accrued	—	—

The distribution of Thrivent Financial’s mortgage loans among various geographic regions of the United States as of December 31 was as follows:

	2018	2017
Geographic Region
Pacific	27%	25%
South Atlantic	19	19
East North Central	9	9
West North Central	14	14
Mountain	11	13
Mid-Atlantic	8	8
West South Central	7	7
Other	5	5

Total	100%	100%

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Notes to Statutory-Basis Financial Statements, continued

2. Investments, continued

The distribution of Thrivent Financial’s mortgage loans among various property types as of December 31 was as follows:

	2018	2017
Property Type
Industrial	25%	26%
Retail	23	26
Office	17	18
Church	10	11
Apartments	17	11
Other	8	8

Total	100%	100%

Impaired Loans

A loan is determined to be impaired when Thrivent Financial considers it probable that the principal and interest will not be collected according to the contractual terms of the loan agreement. At December 31, 2018 Thrivent Financial held impaired loans with a carrying value of $9 million and an unpaid principal balance of $11 million for which there was no related allowance for credit losses recorded and at December 31, 2017, Thrivent Financial held impaired loans with a carrying value of $4 million and an unpaid principal balance of $4 million for which there was no related allowance for credit losses recorded.

Any payments received on impaired loans are either applied against the principal or reported as net investment income, based on an assessment as to the collectability of the principal. Interest income on impaired loans is recognized upon receipt.

After loans become 180 days delinquent on principal or interest payments, or if the loans have been determined to be impaired, any accrued but uncollectible interest on the mortgage loans is non-admitted and charged to surplus in the period in which the loans are determined to be impaired. Generally, only after the loans become less than 180 days delinquent from the contractual due date will accrued interest be returned to admitted status. The amount of impairments included in realized capital losses due to debt restructuring during the year was $0.0 million, $0.0 million and $7.0 million for the years ended December 31, 2018, 2017 and 2016, respectively. The average recorded investment in impaired mortgage loans held on December 31, 2018 and 2017 was $4 million and $2 million, respectively. Interest income recognized on impaired mortgage loans totaled $0.1 million during all three years ended December 31, 2018, 2017 and 2016.

In certain circumstances, Thrivent Financial may modify the terms of a loan to maximize the collection of amounts due. During the years ended December 31, 2018 and 2017, Thrivent Financial modified no loans under these circumstances.

As of both December 31, 2018 and 2017, Thrivent Financial held 2 mortgage loans totaling $9 million and $2 million, respectively, where loan modifications had occurred. During the years ended December 31, 2018 and 2017, there were no modified mortgage loans with a payment default.

During the years ended December 31, 2018 and 2017, there was one mortgage loan each year that was derecognized as a result of foreclosure in the amount of $1.7 million and $5 million, respectively.

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Notes to Statutory-Basis Financial Statements, continued

2. Investments, continued

Real Estate

The components of real estate investments as of December 31 were as follows (in millions):

	2018	2017
Home office properties	$143	$181
Held-for-sale	6	14

Total before accumulated depreciation	149	195
Accumulated depreciation	(84)	(136)

Total real estate	$65	$59

In August 2018, Thrivent Financial sold its corporate home office property for a cash payment of $55 million. Subsequent to the sale, Thrivent Financial entered into an agreement with the purchaser to lease the property for a 30-month term lease. The $48 million gain on the sale of the property has been deferred and is reported in other surplus funds and will be recognized over the term of the lease.

Derivative Financial Instruments

Thrivent Financial uses derivative financial instruments in the normal course of business to manage investment risks, to reduce interest rate and duration imbalances determined in asset/liability analyses and to offset risks associated with the guaranteed living benefits features of certain variable annuity products.

The following table summarizes the carrying values, which primarily equal fair values, included in other invested assets or other liabilities on the Statutory-Basis Statements of Assets, Liabilities and Surplus, and the notional amounts of Thrivent Financial’s derivative financial instruments (in millions):

	Carrying Value	Notional Amount	Realized Gain/(Loss)
As of and for the year ended December 31, 2018
Assets:
Call spread options	$4	$545	$20
Futures	—	990	(9)
Foreign currency swaps	25	258	2
Covered written call options	—	—	2

Total assets	$29	$1,793	$15

Liabilities:
Call spread options	(2)	569	(16)
Foreign currency swaps	(17)	305	6

Total liabilities	$(19)	$874	$(10)

As of and for the year ended December 31, 2017
Assets:
Call spread options	$38	$339	$20
Futures	—	344	(41)
Foreign currency swaps	9	202	3
Covered written call options	—	—	4

Total assets	$47	$885	$(14)

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Notes to Statutory-Basis Financial Statements, continued

2. Investments, continued

	Carrying Value	Notional Amount	Realized Gain/(Loss)
Liabilities:
Call spread options
Covered written call options	26	381	(17)
Foreign currency swaps	27	227	2

Total liabilities	$53	$608	$(15)

All gains and losses are reflected in realized capital gains and losses in the statutory-basis financial statements except foreign currency swaps which are reflected in net investment income. Notional amounts do not represent amounts exchanged by the parties and are therefore not a measure of Thrivent Financial’s exposure. The amounts exchanged are calculated based on the notional amounts and the other terms of the instruments, such as interest rates, exchange rates, security prices or financial and other indices.

Call Spread Options

Thrivent Financial uses over-the-counter S&P 500 index call spread options (i.e. buying call options and selling cap call options) to manage risks associated with its fixed indexed annuities. Purchased call spread options are reported at fair value in other invested assets and written call spread options are reported at fair value in other liabilities. The changes in the fair value of the call spread options are recorded in unrealized gains and losses.

Covered Written Call Options

Thrivent Financial sells covered written call option contracts to enhance the return on residential mortgage-backed “to be announced” collateral that it owns. The premium received for these call options is recorded in other liabilities at book value at each reporting period. All positions in these contracts are settled at month end. Upon disposition of the options, the gains are recorded as a component of realized capital gains and losses. During the years ended December 31, 2018, 2017 and 2016, $3 million, $8 million and $10 million, respectively, was received in call premium.

Futures

Thrivent Financial utilizes futures contracts to manage a portion of the risks associated with the guaranteed minimum accumulation benefit feature of its variable annuity products and to manage foreign equity risk. Cash paid for the futures contracts is recorded in other invested assets. The futures contracts are valued at fair value at each reporting period. The daily change in fair value from the contracts variation margin is recognized in unrealized gains and losses until the contract is closed and/or otherwise expired. Realized gains and losses are recognized when the contract is closed and/or otherwise expired.

Foreign Currency Swaps

Thrivent Financial utilizes foreign currency swaps to manage the risk associated with changes in the exchange rate of foreign currency to U.S. dollar payments for foreign denominated bonds. The swaps are reported at fair value with the change in the fair value recognized in unrealized gains and losses. Realized gains and losses are recognized upon settlement of the swap. No cash is exchanged at the outset of the swaps, and interest payments received are recorded as a component of net investment income.

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Notes to Statutory-Basis Financial Statements, continued

2. Investments, continued

Securities Lending

Elements of the securities lending program are presented below as of December 31 (in millions):

	2018	2017
Loaned securities:
Carrying value	$252	$346
Fair value	237	357
Cash collateral reinvested at book and fair value:
Open	$62	$45
30 days or less	88	239
31 – 60 days	25	49
61 – 90 days	9	13
91 – 120 days	5	—
121 – 180 days	11	—
181 – 365 days	10	5
1 – 2 years	33	14
2 – 3 years	—	—
Greater than 3 years	—	—

Total	$243	$365

Cash collateral liabilities	$243	$365

The maturity dates of the cash collateral liabilities generally match the maturity dates of the invested assets.

Wash Sales

In the normal course of Thrivent Financial’s investment management activities, securities are periodically sold and repurchased within 30 days of the sale date to enhance total return on the investment portfolio. During 2018, Thrivent sold 223 non-investment grade securities with a book value totaling $115 million where the cost to repurchase within 30 days totaled $143 million. The net gain for securities sold and later repurchased totaled $31 million.

Pledged and Restricted Assets

Thrivent Financial owns assets which are pledged to others as collateral or are otherwise restricted totaling $307 million and $430 million at December 31, 2018 and 2017, respectively. Total pledged and restricted assets, which primarily include collateral held under futures transactions and securities lending agreements, are less than 1% of total admitted assets. Securities on deposits with state insurance departments were $1 million for both years ended December 31, 2018 and 2017.

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Notes to Statutory-Basis Financial Statements, continued

2. Investments, continued

Collateral Received

Elements of reinvested collateral received in the securities lending program as of December 31 are presented below (in millions):

	2018	2017
Bonds:
Carrying value	$47	$19
Fair value	47	19
Short-term Investments:
Carrying value	$62	$18
Fair value	62	18
Cash Equivalents
Carrying value	$134	$328
Fair value	134	328

All collateral received is less than one-percent of total admitted assets.

Net Investment Income

Investment income by type of investment for the years ended December 31 is presented below (in millions):

	2018	2017	2016
Bonds	$1,743	$1,745	$1,671
Preferred stock	11	7	7
Unaffiliated common stocks	28	21	21
Affiliated common stocks	24	11	3
Mortgage loans	392	391	399
Real estate	23	24	24
Contract loans	84	80	84
Cash, cash equivalents and short-term investments	32	20	13
Limited partnerships	410	450	585
Other invested assets	21	13	11

	2,768	2,762	2,818
Investment expenses	(49)	(47)	(43)
Depreciation on real estate	(6)	(6)	(7)

Net investment income	$2,713	$2,709	$2,768

Net investment income includes bonds sold or redeemed with a callable feature. During 2018 there were 57 securities with callable features sold or redeemed totaling $19 million and during 2017 there were 82 securities totaling $41 million included in net investment income.

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Notes to Statutory-Basis Financial Statements, continued

2. Investments, continued

Realized Capital Gains and Losses

Realized capital gains and losses for the years ended December 31 is presented below (in millions):

	2018	2017	2016
Net gains (losses) on sales:
Bonds:
Gross gains	$195	$226	$200
Gross losses	(58)	(40)	(91)
Stocks:
Gross gains	201	143	116
Gross losses	(47)	(31)	(48)
Futures	(9)	(41)	(153)
Other	17	31	—

Net (losses) gains on sales	299	288	24
Provisions for losses:
Bonds	(18)	(10)	(21)
Stocks	—	—	—
Other	6	—	(7)

Total provisions for losses	(12)	(10)	(28)

Realized capital (losses) gains	287	278	(4)
Transfers to interest maintenance reserve	(141)	(204)	(111)

Realized capital losses, net	$146	$74	$(115)

Proceeds from the sale of investments in bonds, net of mortgage dollar roll transactions, were $6.6 billion, $7.0 billion, and $5.5 billion for the years ended December 31, 2018, 2017, and 2016, respectively.

Thrivent Financial recognized other-than-temporary impairments during the year ended December 31, 2018 on the following loan-backed and structured securities where the present value of cash flows expected to be collected was less than the amortized cost basis of the security (in millions):

CUSIP	Book Value Before Impairment	Impairment Recognized	Amortized Cost After Impairment	Fair Value as of Date Impaired
05948KVV8	$6	$—	$6	$5
16165TAE3	7	—	7	8
17307G4H8	1	—	1	1
45660LST7	3	—	4	4
75970QAJ9	2	—	2	2
863576AC8	3	—	3	3
02660YAX0	3	1	2	2
22943HAG1	4	1	3	2

Total	$29	$2	$28	$27

Thrivent Financial for Lutherans

Notes to Statutory-Basis Financial Statements, continued

3. Policyholder Liabilities

Many of the contracts issued by Thrivent Financial, primarily annuities, do not subject Thrivent Financial to mortality or morbidity risk. These contracts may have certain limitations placed upon the amount of funds that can be withdrawn without penalties. The following table summarizes liabilities by their withdrawal characteristics (dollars in millions):

	General Account	Separate Account With Guarantees	Separate Account Without Guarantees	Total	% of Total
December 31, 2018
Subject to discretionary withdrawal:
With market value adjustment	$—	$248	$—	$248	1%
At book value less a surrender charge of 5% or more	5,238	—	—	5,238	11
At fair value	—	—	26,640	26,640	57
At book value without adjustment	13,076	—	—	13,076	28
Not subject to discretionary withdrawal	1,400		51	1,451	3

Total	$19,714	$248	$26,691	$46,653	100%

December 31, 2017
Subject to discretionary withdrawal:
With market value adjustment	$—	$338	$—	$338	1%
At book value less a surrender charge of 5% or more	4,963	—	—	4,963	10
At fair value	—	—	28,422	28,422	59
At book value without adjustment	12,911	—	—	12,911	27
Not subject to discretionary withdrawal	1,340	—	59	1,399	3

Total	$19,214	$338	$28,481	$48,033	100%

The above policyholder liabilities are recorded as components of the following captions of the Statutory-Basis Statements of Assets, Liabilities and Surplus as of December 31 (in millions):

	2018	2017
Aggregate reserves for life, annuity and health contracts	$16,172	$15,793
Deposit liabilities	3,543	3,421
Liabilities related to separate accounts	26,939	28,819

Total	$46,654	$48,033

Thrivent Financial holds premium deficiency reserves (PDR) on its closed block of long-term care insurance policies. The PDR was $133 million and $567 million as of December 31, 2018 and 2017, respectively. During 2018, Thrivent Financial updated the claim incidence, claim termination, disabled life mortality, expense, and net earned rate assumptions used is the determination of the PDR. During 2017, Thrivent Financial updated the mortality, persistency, expense and net earned rate assumptions. These updated assumptions were the primary driver of the $434 million decrease in PDR for the year ended December 31, 2018 and for the $286 million increase in PDR for the year ended December 31, 2017.

Thrivent Financial for Lutherans

Notes to Statutory-Basis Financial Statements, continued

3. Policyholder Liabilities, continued

Thrivent Financial has insurance in force as of December 31, 2018 and 2017, totaling $17 billion and $16 billion, respectively, where the gross premiums are less than the net premiums according to the standard valuation requirements set by the State of Wisconsin Office of the Commissioner of Insurance. Reserves associated with these policies as of December 31, 2018 and 2017, totaled $64 million and $71 million, respectively.

Deferred and uncollected life insurance premiums and annuity considerations were as follows (in millions):

	Gross	Net of Loading
December 31, 2018
Ordinary new business	$12	$8
Ordinary renewal	45	99

Total	$57	$107

December 31, 2017
Ordinary new business	$7	$4
Ordinary renewal	49	104

Total	$56	$108

4. Separate Accounts

Thrivent Financial administers and invests funds segregated into separate accounts for the exclusive benefit of variable annuity, variable immediate annuity and variable universal life contractholders. Variable life and variable annuity separate accounts of Thrivent Financial are non-guaranteed, while Thrivent Financial’s multi-year guarantee separate account is a non-indexed guarantee account. Within the non-guaranteed separate account, all variable deferred annuity contracts contain guaranteed death benefits and some contain guaranteed living benefits. The following table presents the explicit risk charges paid by separate account contract holders for these guarantees and the amounts paid for guaranteed death benefits for the years ended December 31 (in millions):

	2018	2017	2016	2015	2014
Risk charge paid	$108	$107	$99	$99	$86
Payments for guaranteed benefits	4	4	5	4	3

The distribution of investments in the separate account assets as of December 31 was as follows:

	2018	2017
Equity funds	60%	59%
Bond funds	20	20
Balanced funds	18	19
Other	2	2

Total separate account assets	100%	100%

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Notes to Statutory-Basis Financial Statements, continued

4. Separate Accounts, continued

The following tables summarize information for the separate accounts (in millions):

	Non-Indexed Guarantee	Non- Guaranteed	Total
December 31, 2018
Reserves:
For accounts with assets at fair value	$248	$27,691	$27,939

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$248	$—	$248
At fair value	—	27,640	27,640
Not subject to discretionary withdrawal	—	51	51

Total	$248	$27,691	$27,939

December 31, 2017
Reserves:
For accounts with assets at fair value	$338	$29,527	$29,865

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$338	$—	$338
At fair value	—	29,468	29,468
Not subject to discretionary withdrawal	—	59	59

Total	$338	$29,527	$29,865

	2018	2017	2016
Premiums, considerations and deposits:
Non-indexed guarantee	$1	$1	$5
Non-guaranteed	1,737	1,806	1,926

Total	$1,738	$1,807	$1,931

	2018	2017	2016
Transfers to separate accounts	$1,735	$1,806	$1,930
Transfers from separate accounts	(1,733)	(1,321)	(1,027)
Other items	2	(2)	(1)

Transfers to separate accounts, net	$4	$483	$902

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Notes to Statutory-Basis Financial Statements, continued

5. Claims Liabilities

Activity in the liabilities for accident and health, long-term care and disability benefits, included in aggregate reserves for life, annuity, and health contracts and contract claims, as presented below (in millions):

	2018	2017
Net balance at January 1	$1,089	$1,022
Incurred related to:
Current year	471	451
Prior years	(52)	(35)

Total incurred	419	416
Paid related to:
Current year	104	84
Prior years	290	265

Total paid	394	349

Net balance at December 31	$1,114	$1,089

Thrivent Financial uses estimates for determining its liability for accident and health, long-term care and disability benefits, which are based on historical claim payment patterns, and attempts to provide for potential adverse changes in claim patterns and severity. Thrivent Financial annually reviews the claim payment experience to evaluate the methodology and assumptions that are used in determining its estimate of ultimate claims experience.

6. Reinsurance

Thrivent Financial participates in reinsurance in order to limit its maximum losses and to diversify its exposures. Life and accident and health reinsurance is accomplished through various plans of reinsurance, primarily coinsurance and yearly renewable term. Generally, Thrivent Financial retains a maximum of $3 million of single and $3 million of joint life coverage for any single mortality risk. Ceded balances would represent a liability of Thrivent Financial in the event the reinsurers were unable to meet their obligations under the terms of the reinsurance agreements.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.

Reinsurance amounts included in the Statutory-Basis Statements of Operations for the years ended December 31 were as follows (in millions):

	2018	2017	2016
Direct premiums	$5,098	$5,146	$5,570
Reinsurance ceded	(117)	(125)	(119)

Net premiums	4,981	5,021	5,451

Reinsurance claims recovered	$60	$65	$50

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6. Reinsurance, continued

Aggregate reserves and contract claims liabilities in the Statutory-Basis Statements of Assets, Liabilities and Surplus for the years ended December 31 were reduced by reinsurance ceded amounts as presented below (in millions):

	2018	2017
Life insurance	$801	$758
Accident and health	—	—

Total	$801	$758

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders.

Thrivent Financial periodically reviews the financial condition of its reinsurers and amounts recoverable in order to evaluate the financial strength of the companies supporting the recoverable balances. One reinsurer accounts for approximately 49% of the reinsurance recoverable as of December 31, 2018.

Thrivent Financial has no covered policies where certain term life and universal life insurance policies (XXX/AXXX risks) are ceded in accordance with Actuarial Guideline 48 (Actuarial Opinion and Memorandum Requirements for the Reinsurance of Policies to be Valued Under Sections 6 and 7 of the NAIC Valuation of Life Insurance Policies Model Regulation).

7. Surplus

Thrivent Financial is subject to certain risk-based capital (“RBC”) requirements as specified by the NAIC. Under those requirements, the amount of surplus maintained by a fraternal benefit society is to be determined based on the various risk factors related to it. Thrivent Financial exceeds the RBC requirements as of December 31, 2018 and 2017.

Unassigned funds as of December 31 includes adjustments related to the following items (in millions):

	2018	2017
Unrealized gains and losses	$293	$554
Non-admitted assets	(107)	(115)
Separate account business	42	45
Asset valuation reserve	(1,367)	(1,217)

Thrivent Financial also holds special surplus funds which include the deferred gain on the sale of the corporate home office property and a special surplus balance related to the separate accounts.

8. Fair Value of Financial Instruments

The financial instruments of Thrivent Financial have been classified, for disclosure purposes, into categories based on the evaluation of the amount of observable and unobservable inputs used to determine fair value.

Fair Value Descriptions

Level 1 Financial Instruments

Level 1 financial instruments reported at fair value include certain bonds, certain unaffiliated common stocks and certain cash equivalents. Bonds and unaffiliated common stocks primarily are valued using quoted

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8. Fair Value of Financial Instruments, continued

prices in active markets. Cash equivalents consist of money market mutual funds whose fair value is based on the quoted daily net asset values of the invested funds.

Level 1 financial instruments not reported at fair value include certain bonds, which are priced based on quoted market prices, and include primarily U.S. Treasury bonds.

Level 2 Financial Instruments

Level 2 financial instruments reported at fair value include certain unaffiliated common stocks and other invested assets. Unaffiliated common stocks and other invested assets, primarily derivatives, are valued based on market quotes where the financial instruments are not considered actively traded. The fair values for separate account assets are based on published daily net asset values of the funds in which the separate accounts are invested.

Level 2 financial instruments not reported at fair value include certain bonds; unaffiliated preferred stocks; cash, cash equivalents and short-term investments; other invested assets, liabilities related to separate accounts and other liabilities.

Bonds not reported at fair value are priced using a third-party pricing vendor and include certain corporate debt securities and asset-backed securities. Pricing from a third-party pricing vendor varies by asset class but generally includes inputs such as estimated cash flows, benchmark yields, reported trades, issuer spreads, bids, offers, credit quality, industry events and economic events. If Thrivent Financial is unable to obtain a price from a third-party pricing vendor, management may obtain broker quotes or utilize an internal pricing model specific to the asset. The internal pricing models apply practices that are standard among the industry and utilize observable market data.

Fair values of unaffiliated preferred stocks not reported at fair value are based on market quotes where these securities are not considered actively traded.

Cash and cash equivalents not reported at fair value consist of demand deposit and highly liquid investments purchased with an original maturity date of three months or less. Short-term investments not reported at fair value consist of investments in commercial paper and agency notes with contractual maturities of one year or less at the time of acquisition. The carrying amounts for cash, cash equivalents and short-term investments approximate their fair values.

Other invested assets not reported at fair value include investments in surplus notes in which the fair values are based on quoted market prices.

The carrying amounts of liabilities related to separate accounts reflect the amounts in the separate account assets and approximate their fair values.

Other liabilities include certain derivatives. Derivative fair values are derived from broker quotes.

Level 3 Financial Instruments

Level 3 financial instruments reported at fair value include other invested assets, which consist of certain derivatives. The fair value is determined using independent broker quotes.

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8. Fair Value of Financial Instruments, continued

Level 3 financial instruments not reported at fair value include certain bonds, unaffiliated preferred stocks, mortgage loans, real estate, contract loans, limited partnerships, other invested assets, deferred annuities, other deposit contracts and other liabilities.

Level 3 bonds not reported at fair value include private placement debt securities and convertible bonds. Private placement debt securities are valued using internal pricing models specific to the assets using unobservable inputs such as issuer spreads, estimated cash flows, internal credit ratings and volatility adjustments. Market comparable discount rates ranging from 0% to 12% are used as the base rate in the discounted cash flows used to determine the fair value of certain assets. Increases or decreases in the credit spreads on the comparable assets could cause the fair value of assets to significantly decrease or increase, respectively. Additionally, Thrivent Financial may adjust the base discount rate or the modeled price by applying an illiquidity premium of 25 basis points, given the highly structured nature of certain assets. Convertible bonds are valued using third party broker quotes to determine fair value.

Unaffiliated preferred stocks are valued using third-party broker quotes to determine fair value.

The fair values for mortgage loans are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

The fair value of real estate properties held-for-sale is based on current market price assessments, current purchase agreements or market appraisals.

The carrying amounts for contract loans approximate their fair values.

Limited partnerships include private equity investments. The fair values of these investments are estimated based on assumptions in the absence of observable market data. In determining fair value, the following valuation techniques are generally used: most recent capital balance adjusted for current cash flows; internal valuation methodologies designed for specific asset classes, primarily sponsor valuations or net asset value; discounted cash flow models; or applying current market multiples to earnings before interest, taxes, depreciation and amortization (EBITDA).

Other invested assets primarily include real estate joint ventures. The fair values of real estate joint venture investments are derived using GAAP audited financial statements.

Other liabilities primarily include deferred annuities and other deposit contracts as well as certain derivatives. The fair values for deferred annuities and other deposit contracts, which include supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal. Derivatives fair values are derived from broker quotes.

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8. Fair Value of Financial Instruments, continued

Financial Instruments Carried at Fair Value

The fair values of Thrivent Financial’s financial instruments measured and reported at fair value are presented below (in millions):

	Level 1	Level 2	Level 3	Total
December 31, 2018
Assets
Bonds	$265	$—	$—	$265
Unaffiliated common stocks	1,390	54	—	1,444
Cash, Cash equivalents and short-term investments	132	—	—	132
Assets held in separate account assets	—	28,468	—	28,468
Other invested assets	—	25	4	29

Total	$1,787	$28,547	$4	$30,338

Liabilities
Other liabilities	$—	$17	$2	$19

December 31, 2017
Assets
Bonds	$269	$—	$—	$269
Unaffiliated common stocks	1,304	58	—	1,362
Cash, cash equivalents and short-term investments	106	—	—	106
Assets held in separate account assets	—	$30,492	—	$30,492
Other invested assets	—	10	38	48

Total	$1,679	$30,560	$38	$32,277

Liabilities
Other liabilities	$—	$27	$26	$53

Additional Information on Level 3 Financial Instruments carried at Fair Value

There were no gains or losses recognized in net income during 2018 or 2017 attributable to the change in unrealized gains and losses related to Level 3 assets still held at December 31, 2018 or 2017.

The following table shows the changes in fair values for the investments categorized as Level 3 (in millions):

	2018	2017
Assets:
Balance, January 1	$38	$14
Purchases	37	20
Sales	(20)	(10)
Unrealized gains and losses	(51)	14

Balance, December 31	$4	$38

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8. Fair Value of Financial Instruments, continued

	2018	2017
Liabilities:
Balance, January 1	$26	$10
Purchases	24	12
Sales	(27)	(7)
Unrealized gains and losses	(21)	11

Balance, December 31	$2	$26

Transfers

During 2018, Thrivent Financial had transfers of $30 million into Level 2 from Level 3 and transfers of $66 million into Level 3 from Level 2 for bonds which are not held at fair value. During 2017, Thrivent Financial had transfers of $102 million into Level 2 from Level 3 and transfers of $54 million into Level 3 from Level 2 for bonds which are not held at fair value. There were no transfers between fair value levels for assets held at fair value. Transfers between fair value hierarchy levels are recognized at the end of the reporting period.

Valuation Assumptions

The results of the valuation methods presented in this footnote are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As a result, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the financial instruments. These fair values are for certain financial instruments of Thrivent Financial; accordingly, the aggregate fair value amounts presented do not represent the underlying value of Thrivent Financial.

Fair Value of All Financial Instruments

The carrying values and fair values of all financial instruments are presented below (in millions). Certain amounts as of December 31, 2017 below have been revised to correct the prior period disclosure.

	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2018
Financial assets:
Bonds	$43,283	$1,433	$32,639	$9,183	$43,255
Unaffiliated preferred stocks	206	—	136	184	320
Unaffiliated common stocks	1,444	1,390	54	—	1,444
Affiliated common stock	340	—	340	—	340
Affiliated mutual funds	392	392	—	—	392
Mortgage loans	8,999	—	—	9,256	9,256
Contract loans	1,159	—	—	1,159	1,159
Cash, cash equivalents and short-term investments	1,430	132	1,298	—	1,430
Limited partnerships	3,844	—	—	3,844	3,844
Real estate — held-for-sale	6	—	—	9	9
Assets held in separate accounts	28,468	—	28,468	—	28,468
Other invested assets	194	—	113	90	203

Financial liabilities:
Deferred annuities	13,825	—	—	13,600	13,600
Other deposit contracts	1,032	—	—	1,032	1,032
Other liabilities	29	—	18	4	22
Liabilities related to separate accounts	28,427	—	28,427	—	28,427

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8. Fair Value of Financial Instruments, continued

	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2017
Financial assets:
Bonds	$43,291	$2,311	$34,584	$8,737	$45,632
Unaffiliated preferred stocks	157	—	79	207	286
Unaffiliated common stocks	1,362	1,304	58	—	1,362
Affiliated common stocks	319	—	319	—	319
Affiliated mutual funds	303	303	—	—	303
Mortgage loans	8,202	—	—	8,611	8,611
Contract loans	1,161	—	—	1,161	1,161
Cash, cash equivalents and short-term investments	1,573	106	1,469	2	1,577
Limited partnerships	3,197	—	—	3,197	3,197
Real estate — held-for-sale	14	—	—	69	69
Assets held in separate accounts	30,492	—	30,492	—	30,492
Other invested assets	204	—	114	116	230

Financial liabilities:
Deferred annuities	13,449	—	—	13,238	13,238
Other deposit contracts	1,065	—	—	1,065	1,065
Other liabilities	53	—	31	26	57
Liabilities related to separate accounts	30,448	—	30,448	—	30,448

9. Benefit Plans

Pension and Other Postretirement Benefits

Thrivent Financial has a qualified noncontributory defined benefit retirement plan that provides benefits to substantially all home office and field employees upon retirement. Thrivent Financial also provides certain health care and life insurance benefits for substantially all retired home office and field personnel. Thrivent Financial uses a measurement date of December 31 in its benefit plan disclosures.

The components of net periodic pension expense for Thrivent Financial’s qualified retirement and other plans for the years ended December 31 were as follows (in millions):

	Retirement Plan			Other Plans
	2018	2017	2016	2018	2017	2016
Service cost	$25	$23	$23	$2	$2	$2
Interest cost	43	46	50	4	5	4
Expected return on plan assets	(77)	(69)	(68)	—	—	—
Other	19	18	26	4	6	6

Net periodic cost	$10	$18	$31	$10	$13	$12

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9. Benefit Plans, continued

The plans’ amounts recognized in the statutory-basis financial statements as of December 31 were as follows (in millions):

	Retirement Plan		Other Plans
	2018	2017	2018	2017
Change in projected benefit obligation:
Benefit obligation, beginning of year	$1,187	$1,083	$120	$111
Service cost	25	23	2	2
Interest cost	43	46	5	5
Actuarial (gain) loss	(105)	82	(11)	10
Transfers from Defined Contribution Plan	—	—	—	—
Benefits paid	(51)	(47)	(9)	(8)

Benefit obligation, end of year	$1,099	$1,187	$107	$120

Change in plan assets:
Fair value of plan assets, beginning of year	$1,035	$935	$—	$—
Actual return on plan assets	(44)	127	—	—
Employer contribution	20	20	9	8
Transfers from Defined Contribution Plan	—	—	—	—
Benefits paid	(51)	(47)	(9)	(8)

Fair value of plan assets, end of year	$960	$1,035	$—	$—

The plans’ amounts recognized in the statutory-basis financial statements, funding statuses and accumulated benefit obligation as of December 31 were as follows (in millions):

	Retirement Plan		Other Plans
	2018	2017	2018	2017
Funded status:
Accrued benefit costs	$—	$—	$(130)	$(127)
Liability for pension benefits	(139)	(152)	23	7

Total unfunded liabilities	(139)	(152)	(107)	(120)

Deferred items:
Net losses (gains)	303	306	(23)	(11)
Net prior service cost	—	—	—	4

Accumulated amounts recognized in periodic pension expenses	164	154	(130)	(127)

Accumulated benefit obligation	$1,055	$1,137	$107	$120

The unfunded liabilities for the retirement plan and other postretirement plans at December 31, 2018 and 2017, are included in other liabilities in the Statutory-Basis Statement of Assets, Liabilities and Surplus.

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9. Benefit Plans, continued

A summary of the deferred items in the Statutory-Basis Statement of Operations as of December 31 is as follows (in millions):

	Retirement Plan			Other Plans
	Net Prior Service Cost	Net Recognized (Gains) Losses	Total	Net Prior Service Cost	Net Recognized (Gains) Losses	Total
Balance, January 1, 2017	$(1)	$301	$300	$12	$(23)	$(11)
Net prior service cost recognized	1	—	1	(8)	—	(8)
Net (gain) loss arising during the period	—	24	24	—	10	10
Net gain (loss) recognized	—	(19)	(19)	—	2	2

Balance, December 31, 2017	$—	$306	$306	$4	$(11)	$(7)
Net prior service cost recognized	—	—	—	(4)	—	(4)
Net (gain) loss arising during the period	—	16	16	—	(12)	(12)
Net gain (loss) recognized	—	(19)	(19)	—

Balance, December 31, 2018	$—	$303	$303	$—	$(23)	$(23)

The amounts in unassigned funds expected as of December 31 to be recognized in the next fiscal year as components of periodic benefit cost were as follows (in millions):

	Retirement Plan		Other Plans
	2018	2017	2018	2017
Net prior service cost	$—	$—	$—	$4
Net recognized (gains)/losses	19	19	(1)	—

Pension and Other Postretirement Benefit Factors

Thrivent Financial periodically evaluates the long-term earned rate assumptions, taking into consideration historical performance of the plans’ assets as well as current asset diversification and investment strategy in determining the rate of return assumptions used in calculating the plans’ benefit expenses and obligation. The retirement plan discount rate for 2017 has been revised to correct the prior period disclosure.

	Retirement Plan		Other Plans
	2018	2017	2018	2017
Weighted average assumptions:
Discount rate	4.4%	3.7%	4.4%	3.7%
Expected return on plan assets	7.50	7.5	N/A	N/A
Rate of compensation increase	3.4	3.4	N/A	N/A

The assumed health care cost trend rate used in measuring the postretirement health care benefit obligation was 6.7% and 6.6% in 2018 for pre-65 participants and post-65 participants, respectively, trending down to 4.5% in 2028. The assumed health care cost trend rates can have a significant impact on the amounts reported. For example, a one-percentage point increase or decrease in the rate would change the 2018 total service and interest cost by $1 million. A one-percentage point increase in the rate would change the postretirement health care benefit obligation by $11 million. A one-percentage point decrease in the rate would change the postretirement health care benefit obligation by $9 million. The Medicare Prescription Drug, Improvement and Modernization

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9. Benefit Plans, continued

Act of 2003 includes a federal subsidy to sponsors of retirement health care plans that provide a prescription benefit that is at least actuarially equivalent to Medicare Part D. Thrivent’s Medicare prescription plan is fully insured and therefore the plan’s insurer receives the federal subsidy.

Estimated pension benefit payments for the next ten years are as follows: 2019 – $56 million; 2020 – $59 million; 2021 – $61 million; 2022 – $64 million; 2023 – $66 million; and 2024 to 2028 – $366 million.

Estimated other post-retirement benefit payments for the next ten years are as follows: 2019 – $7 million; 2020 – $8 million; 2021 – $8 million; 2022 – $8 million; 2023 – $8 million; and 2024 to 2028 – $41 million.

The minimum pension contribution required for 2018 under the Employee Retirement Income Security Act of 1974, as amended (‘‘ERISA”) guidelines will be determined in the first quarter of 2019.

Pension Assets

The assets of Thrivent Financial’s qualified defined benefit plan are held in trust. Thrivent Financial has a benefit plan investment committee that sets investment guidelines, which are established based on market conditions, risk tolerance, funding requirements and expected benefit payments. A third party oversees the investment allocation process and monitors asset performance. As pension liabilities are long term in nature, Thrivent Financial employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk.

The investment portfolio contains a diversified portfolio of investment categories, including equities and fixed income securities. Allocations for plan assets for the years ended December 31 were as follows:

	Target Allocation	Actual Allocation
		2018	2017
Equity securities	60%	64%	66%
Fixed income and other securities	40	36	34

Total	100%	100%	100%

Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large-cap and small-cap stocks, active and passive management and derivative-based styles. With prudent risk tolerance and asset diversification, the plan is expected to meet its pension obligations in the future.

The fair values of the defined benefit plan assets by asset category are presented below (in millions):

	Level 1	Level 2	Level 3	Total
December 31, 2018
Fixed maturity securities:
U.S. government and agency securities	$71	$8	$—	$79
Securities issued by foreign governments	—	—	—	—
Corporate debt securities	—	183	1	184
Residential mortgage-backed securities	—	100	—	100
Commercial mortgage-backed securities	—	14	—	14
Other debt obligations	—	4	—	4

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9. Benefit Plans, continued

	Level 1	Level 2	Level 3	Total
Common stocks	$347	$6	$—	$353
Preferred stock	—	—	—	—
Affiliated mutual funds — equity funds	—	106	—	106
Short-term investments	—	143	—	143
Limited partnerships	—	—	82	82
Derivatives	—	—	—	—

Total	$418	$564	$83	$1,065

December 31, 2017
Fixed maturity securities:
U.S. government and agency securities	$62	$3	$—	$65
Securities issued by foreign governments	—	1	—	1
Corporate debt securities	—	199	1	200
Residential mortgage-backed securities	—	108	—	108
Commercial mortgage-backed securities	—	7	—	7
Other debt obligations	—	7	—	7
Common stocks	443	8	—	451
Preferred stock	—	—	—	—
Affiliated mutual funds — equity funds	—	106	—	106
Short-term investments	—	120	—	120
Limited partnerships	—	—	61	61
Derivatives	—	—	1	1

Total.	$505	$559	$63	$1,127

The fair value of defined benefit plan assets as presented in the table above does not include net accrued liabilities of $105 million and $92 million as of December 31, 2018 and 2017.

There were no transfers of defined benefit plan Level 1 and Level 2 fair value measurements during 2018 or 2017. Transfers between fair value hierarchy levels are recognized at the end of the reporting period.

Defined Contribution Plans

Thrivent Financial also provides contributory and noncontributory defined contribution retirement benefits that cover substantially all home office and field employees. Eligible participants in the 401(k) plan may elect to contribute a percentage of their eligible earnings, and Thrivent Financial will match participant contributions up to 6% of eligible earnings. In addition, Thrivent Financial will contribute a percentage of eligible earnings for participants in a noncontributory plan for field employees. For the years ended December 31, 2018, 2017 and 2016, Thrivent Financial contributed $37 million, $35 million and $34 million, respectively, to these plans.

As of December 31, 2018 and 2017, $81 million and $86 million, respectively, of the assets of the defined contribution plans were invested in a deposit administration contract issued by Thrivent Financial.

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10. Commitments and Contingent Liabilities

Litigation and Other Proceedings

Thrivent Financial is involved in various lawsuits, contractual matters and other contingencies that have arisen in the normal course of business. Thrivent Financial assesses its exposure to these matters periodically and adjusts its provision accordingly. As of December 31, 2018, Thrivent Financial believes adequate provision has been made for any losses that may result from these matters.

Financial Instruments

Thrivent Financial is a party to financial instruments with on and off balance sheet risk in the normal course of business. These instruments involve, to varying degrees, elements of credit, interest rate, equity price or liquidity risk in excess of the amount recognized in the Statutory-Basis Statements of Assets, Liabilities and Surplus. Thrivent Financial’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees is limited to the contractual amount of these instruments.

Commitments to Extend Credit

Thrivent Financial has commitments to extend credit for mortgage loans and other lines of credit of $298 million and $233 million as of December 31, 2018 and 2017, respectively. Commitments to purchase limited partnerships, private placement bonds and other invested assets were $3.4 billion and $3.5 billion as of December 31, 2018 and 2017, respectively.

Financial Guarantees

Thrivent Financial has entered into an agreement to purchase certain debt obligations of a third party civic organization, totaling $37 million, in the event certain conditions occur, as defined in the agreement. This agreement is secured by the assets of the third party.

Thrivent Financial has guaranteed that it will maintain the capital and surplus of its insurance and trust affiliates above certain levels required by the primary regulator of each company.

Leases

Thrivent Financial has operating leases for certain office equipment and real estate. Rental expense for these items totaled $21 million and $17 million for each of the years ended December 31, 2018 and 2017 respectively. Future minimum rental commitments, in aggregate, as of December 31, 2018 were $23 million for operating leases. The future minimum rental payments for the five succeeding years were as follows: 2019 – $9 million; 2020 – $8 million; 2021 – $3 million; 2022 – $2 million and thereafter – $1 million.

Leasing is not a significant part of Thrivent Financial’s business activities as lessor.

11. Related Party Transactions

Investments in Subsidiaries and Affiliated Entities

Thrivent Financial’s directly-owned subsidiary, Thrivent Financial Holdings, Inc. (Holdings), is valued in accordance with SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities (SCAs). Annually,

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11. Related Party Transactions, continued

Thrivent Financial files a “Form Sub-2” with the NAIC in support of the valuation of Holdings. The filing in support of the December 31, 2017 values was completed on June 29, 2018 and Thrivent Financial received a response from the NAIC that did not disallow the valuation method.

As of December 31, 2018 and 2017, the gross and admitted values were $340 million and $319 million, respectively. Of those amounts, $159 million and $157 million, as of December 31, 2018 and 2017, respectively, related to Holdings’ ownership of an insurance entity, Thrivent Life Insurance Company (Thrivent Life). The remaining $181 million and $162 million as of December 31, 2018 and 2017, respectively, reflect Holdings’ ownership interest in non-insurance entities.

Thrivent Financial has the opportunity for all Thrivent Life contractholders to become full members. To achieve this goal, Thrivent Financial and Thrivent Life are in the process of seeking regulatory approval to dissolve Thrivent Life into Thrivent Financial. This transaction, if completed, would occur during 2019. The assumption of Thrivent Life’s assets, liabilities and operations would not have a material effect on the financial position or operations of Thrivent Financial.

Other Related Party Transactions

Thrivent Financial also has invested $392 million and $304 million in mutual funds that are part of the Thrivent Financial mutual fund family as of December 31, 2018 and 2017, respectively.

Thrivent Financial provides administrative services on behalf of its subsidiaries in accordance with intercompany service agreements. The total value of services provided under these agreements totaled $82 million, $79 million and $104 million for the years ended December 31, 2018, 2017 and 2016, respectively. The net receivables due from affiliates for the years ended December 31, 2018 and 2017 were $13 million and $12 million, respectively, which is included in other assets in the Statutory-Basis Financial Statements of Assets, Liabilities and Surplus.

Thrivent Financial has an agreement with an affiliate who distributes its variable products. Under the terms of the agreement, Thrivent Financial paid commissions, bonuses and other benefits to the affiliate totaling $119 million, $81 million and $99 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Thrivent Financial is the investment advisor for the Thrivent Series Portfolios in which the separate accounts assets are primarily invested. Advisor fees in the amount of $180 million, $170 million and $151 million for the years ended December 31, 2018, 2017 and 2016, respectively, were included in separate account fees in the Statutory-Basis Statement of Operations.

In December 2018, Thrivent Financial purchased a variable funding note (VFN) issued by TEE. The VFN, which is reported as a bond in the accompanying Statutory-Basis Statement of Assets, had an outstanding balance of $25 million as December 31, 2018.

12. Basis of Presentation

The preceding statutory-basis financial statements of Thrivent Financial have been prepared in accordance with accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance, which practices differ from GAAP.

Thrivent Financial for Lutherans

Notes to Statutory-Basis Financial Statements, continued

12. Basis of Presentation, continued

The following describes the more significant statutory accounting policies that are different from GAAP accounting policies:

Bonds and Preferred Stocks

For GAAP purposes, investments in bonds and preferred stocks are reported at fair value with the change in fair value reported as a separate component of comprehensive income for available--for-sale securities and reported as realized gains or losses for trading securities.

Common Stocks

For GAAP purposes, investments in common stocks are reported at fair value with unrealized gains and losses reported as a component of net income.

Acquisition Costs

For GAAP purposes, costs incurred that are directly related to the successful acquisition and issuance of new or renewal insurance contracts are deferred to the extent such costs are deemed recoverable from future profits and amortized in proportion to estimated margins from interest, mortality and other factors under the contracts.

Contract Liabilities

For GAAP purposes, liabilities for future contract benefits and expenses are estimated based on expected experience or actual account balances.

Non-Admitted Assets

For GAAP purposes, certain assets, primarily furniture, equipment and agents’ debit balances, are not charged directly to members’ equity and are not excluded from the balance sheet.

Interest Maintenance Reserve

For GAAP purposes, certain realized investment gains and losses for fixed maturity securities sold prior to their maturity are not deferred and amortized into operating results over the remaining maturity of the sold security.

Asset Valuation Reserve

For GAAP purposes, an asset valuation reserve is not maintained.

Premiums

For GAAP purposes, funds deposited and withdrawn on universal life and investment-type contracts are not recorded in the income statement.

Thrivent Financial for Lutherans

Notes to Statutory-Basis Financial Statements, continued

12. Basis of Presentation, continued

Consolidation

For GAAP purposes, subsidiaries are consolidated into the results of their parent.

Differences between consolidated GAAP financial statements and statutory-basis financial statements as of December 31, 2018 and 2017 and for the three years ended December 31, 2018, have not been quantified but are presumed to be material.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Thrivent Life Insurance Company and Contract Owners of TLIC Variable Insurance Account B

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of High Yield, Income, Large Cap Growth, and Money Market subaccounts of TLIC Variable Insurance Account B as of December 31, 2018, the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of High Yield, Income, Large Cap Growth, and Money Market subaccounts of TLIC Variable Insurance Account B as of December 31, 2018, the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinions

These financial statements are the responsibility of the Thrivent Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the TLIC Variable Insurance Account B based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in the TLIC Variable Insurance Account B in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

Minneapolis, Minnesota

April 29, 2019

We have served as the auditor of one or more of the subaccounts in TLIC Variable Insurance Account B since 2014.

TLIC VARIABLE INSURANCE ACCOUNT B

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Investments at fair value	Contracts in accumulation period	Accumulation units outstanding	Unit value (accumulation)	Series funds, at cost	Series funds shares owned
High Yield	$115,760	$115,760	3,081	$37.57	$152,650	26,138
Income	$101,617	$101,617	3,071	$33.09	$103,334	10,530
Large Cap Growth	$625,408	$625,408	7,202	$86.84	$359,565	17,999
Money Market	$—	$—	—	$1.27	$—	—

The accompanying notes are an integral part of these financial statements.

TLIC VARIABLE INSURANCE ACCOUNT B

Statements of Operations

For the Year Ended December 31, 2018

	Investment Income	Expenses		Realized and unrealized gain (loss) on investments
Subaccount	Dividends	Mortality & expense risk charges	Net investment income (loss)	Net realized gain (loss) on sale of investments	Capital gain distributions	Change in unrealized appreciation (depreciation) of investments	Net gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
High Yield	$7,333	$(2,921)	$4,412	$(3,643)	$—	$(7,551)	$(11,194)	$(6,782)
Income	$3,910	$(2,463)	$1,447	$241	$816	$(7,586)	$(6,529)	$(5,082)
Large Cap Growth	$2,703	$(16,105)	$(13,402)	$19,434	$29,045	$(31,471)	$17,008	$3,606
Money Market	$—	$—	$—	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

TLIC VARIABLE INSURANCE ACCOUNT B

Statements of Changes in Net Assets

For the Year Ended December 31, 2018

	Increase (decrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions
Subaccount	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments	Net Change in Net Assets from Operations	Transfers for contract benefits and terminations	Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
High Yield	$4,412	$(3,643)	$(7,551)	$(6,782)	$(12,589)	$(12,589)	$(19,371)	$135,131	$115,760
Income	$1,447	$1,057	$(7,586)	$(5,082)	$(10,418)	$(10,418)	$(15,500)	$117,117	$101,617
Large Cap Growth	$(13,402)	$48,479	$(31,471)	$3,606	$(22,506)	$(22,506)	$(18,900)	$644,308	$625,408
Money Market	$—	$—	$—	$—	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

TLIC VARIABLE INSURANCE ACCOUNT B

Statements of Changes in Net Assets

For the Year Ended December 31, 2017

	Increase (decrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions
Subaccount	Net investment income (loss)	Net realized gain (loss) on investments and capital gain distributions	Change in net unrealized appreciation (depreciation) on investments	Net Change in Net Assets from Operations	Transfers for contract benefits and terminations	Net Change in Net Assets from Unit Transactions	Net Change in Net Assets	Net Assets Beginning of Year	Net Assets End of Year
High Yield	$4,216	$(2,265)	$4,600	$6,551	$(6,623)	$(6,623)	$(71)	$135,202	$135,131
Income	$1,197	$1,145	$2,113	$4,455	$(12,799)	$(12,799)	$(8,344)	$125,461	$117,117
Large Cap Growth	$(11,231)	$17,756	$128,002	$134,527	$(23,048)	$(23,048)	$111,483	$532,825	$644,308
Money Market	$—	$—	$—	$—	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

TLIC VARIABLE INSURANCE ACCOUNT B

Notes to Financial Statements

December 31, 2018

(1) ORGANIZATION

The TLIC Variable Insurance Account B (the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940, was established as a separate account of Thrivent Life Insurance Company (TLIC) in 1987, pursuant to the laws of the State of Minnesota. TLIC offers financial services to Lutherans and through its parent, Thrivent Financial Holdings, Inc., which is a wholly owned subsidiary of Thrivent Financial for Lutherans (Thrivent Financial), a fraternal benefit society. The Variable Account contains four subaccounts each of which invests only in a corresponding portfolio of the Thrivent Series Fund, Inc. (each a Fund and collectively the Funds), as provided below. For each subaccount, the financial statements are comprised of a statement of assets and liabilities as of December 31, 2018, a related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, all presented to reflect a full twelve month period except as noted below.

Subaccount	Series
Large Cap Growth	Thrivent Series Fund, Inc. — Large Cap Growth Portfolio
High Yield	Thrivent Series Fund, Inc. — High Yield Portfolio
Income	Thrivent Series Fund, Inc. — Income Portfolio
Money Market	Thrivent Series Fund, Inc. — Money Market Portfolio

The Fund is registered under the Investment Company Act of 1940 as a diversified open-end investment company. The Funds are managed by Thrivent Investment Management, Inc. which is an affiliate of Thrivent Financial.

The Variable Account is used to support only single premium variable life insurance contracts issued by TLIC. The Variable Account has ceased issuing new business. Under applicable insurance law, the assets and liabilities of the Variable Account are clearly identified and distinguished from the other assets and liabilities of TLIC. The assets of the Variable Account will not be charged with any liabilities arising out of any other business conducted by the insurance operations of TLIC.

(2) SIGNIFICANT ACCOUNTING POLICIES

The Variable Account applies the accounting and reporting guidance for investment companies as outlined in Accounting Standards Codification (ASC) 946.

Valuation of Investments

The investments in shares of the Funds are stated at fair value which is the closing net asset value per share as determined by the Fund. The cost of shares sold and redeemed is determined on the average cost method. Dividend distributions received from the Fund are reinvested in additional shares of the Fund and recorded as income by the subaccount on the ex-dividend date. Series Fund shares owned represent the number of shares of the Fund owned by the subaccount.

Federal Income Taxes

TLIC is taxed as a life insurance company and includes its single premium variable life insurance operations in its tax return. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the accounts to the extent the earnings are credited under the contracts. Based on this, TLIC anticipates no tax liability resulting from operations of the Variable Account and no provision for income

TLIC VARIABLE INSURANCE ACCOUNT B

Notes to Financial Statements (continued)

(2) SIGNIFICANT ACCOUNTING POLICIES - continued

taxes has been charged against the Variable Account. TLIC will periodically review the status of this policy in the event of changes in the tax law and reserves the right to charge for taxes in the future.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the financial instruments must be classified into one of three categories based on that evaluation:

Level 1:	Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2:	Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3:	Fair value based on significant value driver inputs that are not observable.

The fair values for the subaccount’s investments are based on the quoted daily net asset values of the Funds in which the subaccounts are invested. These investments have been categorized as Level 2 assets.

Subsequent Events

Management has evaluated Variable Account related events and transactions that occurred during the period from the date of the Statement of Assets and Liabilities through the date of issuance of the Variable Account’s financial statements. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Variable Account’s financial statements.

(3) EXPENSE CHARGES

A surrender charge is deducted from the accumulated value of the contract to compensate TLIC if a contract is surrendered during the first eight years a contract is in force. The surrender charge is equal to 6% of the single premium through the fifth contract year, decreases by 1% for each of the contract years six through eight, and is 0% after the eighth contract year. This charge is deducted by redeeming units of the subaccounts of the Variable Account.

A daily asset charge is deducted from the value of the net assets of the Variable Account to compensate TLIC for various charges assumed in connection with the contract. This asset charge is for premium taxes, cost of insurance, mortality and expense risks, and administration, and is equivalent to an annual rate of 2.30% of the average daily net assets of the Variable Account.

Additionally, during the year ended December 31, 2018, management fees were paid indirectly to Thrivent Financial in its capacity as advisor to the Fund. Additional details of these net asset based charges paid by the funds can be found in the Fund’s annual report.

TLIC VARIABLE INSURANCE ACCOUNT B

Notes to Financial Statements (continued)

(4) UNIT ACTIVITY

Transactions in units (including transfers among subaccounts) were as follows:

Subaccount	Units Outstanding at January 1, 2017	Units Issued	Units Redeemed	Units Outstanding at December 31, 2017	Units Issued	Units Redeemed	Units Outstanding at December 31, 2018
High Yield	3,571	—	(173)	3,398	—	(317)	3,081
Income	3,759	248	(629)	3,378	—	(307)	3,071
Large Cap Growth	7,744	143	(456)	7,431	—	(229)	7,202
Money Market	—	—	—	—	—	—	—

(5) PURCHASES AND SALES OF INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments in the Funds for the year ended December 31, 2018 were as follows:

Subaccount	Purchases	Sales
High Yield	$7,333	$15,510
Income	4,726	12,881
Large Cap Growth	31,748	38,611
Money Market	—	—

(6) FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, net assets, expense ratios, investment income ratios and total return ratios for each of the five years in the period ended December 31, 2018, follows:

Subaccount	2018	2017	2016	2015	2014

High Yield
Units	3,081	3,398	7,744	7,409	10,825
Unit value	$37.57	$39.77	$68.81	$71.46	$66.19
Net assets	$115,760	$135,131	$532,826	$529,503	$716,552
Ratio of expenses to net assets (a)	2.30%	2.30%	2.30%	2.30%	2.30%
Investment income ratio (b)	5.81%	5.46%	0.56%	0.39%	0.63%
Total return (c)	(5.52)%	5.03%	(3.72)%	7.97%	8.47%

Income
Units	3,071	3,378	3,571	4,870	5,349
Unit value	$33.09	$34.67	$37.86	$34.36	$36.13
Net assets	$101,617	$117,117	$135,203	$167,323	$193,273
Ratio of expenses to net assets (a)	2.30%	2.30%	2.30%	2.30%	2.30%
Investment income ratio (b)	3.68%	3.33%	5.70%	5.74%	5.89%
Total return (c)	(4.55)%	3.87%	10.20%	(4.90)%	(0.35)%

TLIC VARIABLE INSURANCE ACCOUNT B

Notes to Financial Statements (continued)

(6) FINANCIAL HIGHLIGHTS - continued

Subaccount	2018	2017	2016	2015	2014

Large Cap Growth
Units	7,202	7,431	3,759	3,085	4,604
Unit value	$86.84	$86.70	$33.37	$32.19	$33.16
Net assets	$625,408	$644,308	$125,461	$99,315	$152,703
Ratio of expenses to net assets (a)	2.30%	2.30%	2.30%	2.30%	2.30%
Investment income ratio (b)	0.39%	0.38%	3.43%	3.67%	3.76%
Total return (c)	0.16%	26.01%	3.67%	(2.93)%	4.26%

Money Market
Units	—	—	—	—	839
Unit value	$1.27	$1.28	$1.30	$1.33	$1.37
Net assets	—	—	—	—	$1,148
Ratio of expenses to net assets (a)	2.30%	2.30%	2.30%	2.30%	2.30%
Investment income ratio (b)	0.00%	0.00%	0.00%	0.00%	0.00%
Total return (c)	(0.84)%	(1.78)%	(2.27)%	(2.27)%	(2.27)%

(a)

These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(b)

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against the contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(c)	These amounts represent the total return for periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Minneapolis and the state of Minnesota on July 1, 2019.

Thrivent Variable Insurance Account C
(Registrant)

By:	Thrivent Financial for Lutherans
(Depositor)

By:	/s/ Teresa J. Rasmussen

Teresa J. Rasmussen
President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below.

/s/ Teresa J. Rasmussen	President, Chief Executive Officer and Director	July 1, 2019
Teresa J. Rasmussen	(Principal Executive Officer)	Date

/s/ Randall L. Boushek	Senior Vice President, Chief Financial Officer	July 1, 2019
Randall L. Boushek	and Treasurer (Principal Financial Officer)	Date

A majority of the Board of Directors: *

N. Cornell Boggs, III	Kenneth A. Carow	Lynn Crump-Caine
Eric J. Draut	Kirk D. Farney	Mark A. Jeske
Frederick G. Kraegel	Kathryn V. Marinello	Bradford N. Creswell
Nichole B. Pechet	Bonnie E. Raquet	Alice M. Richter
Teresa J. Rasmussen

*

James M. Odland, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors and officers of Thrivent Financial for Lutherans pursuant to powers of attorney duly executed by such persons.

/s/ James M. Odland	July 1, 2019

James M. Odland
Attorney-in-Fact